November 23, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
100 F St. NE
Washington, DC  20549

Attention:  Larry Spirgel, Assistant Director

RE:	AboveNet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
File No. 000-23269

Ladies and Gentlemen:

We are in receipt of your letter dated October 26, 2009 and we have reviewed the comments contained therein.  For your ease of reference, we have included your original comments below and have provided our response after each comment.  In our responses, AboveNet, Inc. (together with its subsidiaries) will be hereinafter referred to as the “Company,” “we” or “our.”

Form 10-K for the Fiscal Year Ended December 31, 2008

Revenue Recognition, Page 44

1.
We note your response to comment two from our prior comment letter dated September 25, 2009.  We believe that installation fees should be amortized over the estimated term of the customer relationship as opposed to the related contract term.  Please revise your policy to comply.

Response:

The Company has utilized the contractual customer relationship as the appropriate period to amortize and recognize payments for installation services, also referred to as NRCs (non-recurring charges).  We follow SEC Staff Accounting Bulletin No. 104, “Revenue Recognition,” which provides that payments such as these be recognized over the customer benefit period.  Historically, we believed this term best represented the estimated customer benefit period for such a payment.  This was based primarily on how our orders/contracts are structured and the tenor of the payments.

U.S. Securities and Exchange Commission
November 23, 2009

Revenue Recognition, Page 44 (Continued)

Response: (Cont’d)

We have also provided some background on the Company, for your information.

Prior to bankruptcy, the Company was primarily a carrier’s carrier, provisioning dark fiber to other telecom companies.  In 2003, upon emergence from bankruptcy protection, the Company shifted its strategy to focus on enterprise customers.  Our strategy evolved further in 2004 and 2005 to focus on providing lit services.  The Company developed new product offerings as it further expanded its service offerings to enterprise companies.  The strategy was refined to target customers needing high-bandwidth connectivity that were physically located near our networks in our various markets.  At that time, we had a limited history with respect to customers, and customer loyalty; we were building a business.

It is always the Company’s desire to have contracts renewed by customers.  Due to the competitive nature of our products, it was quite difficult to estimate the probability of renewal.  In addition, the Company’s services are subject to technological changes.  As a result, there is generally significant downward price pressure as service offerings mature.  When the Company initially developed its revenue recognition policy with respect to payments for installation services, customer life and contract term were considered.  It was determined that due to our lack of experience and the qualitative nature of the services in a changing industry, the use of the contracted customer relationship was most appropriate.

Upon receipt of the SEC comments, we performed a review of our post-fresh start customer relationship terms.  Our review focused on our historical renewals, replacements and terminations through September 30, 2009.  Based upon this review, we believe a modification to our amortization period for payments for installation services from the contracted customer relationship to a revised estimated customer relationship period is now more appropriate and we will revise our policy accordingly.  While we believe this represents a change from our original estimate, at your request, we looked at the impact of this modification on our historical consolidated financial statements.  The impact was calculated, utilizing hindsight provided by the post-fresh start analysis described above, and recalculating amortization from fresh start through September 30, 2009.  For the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, the Company reported net income of $13.8 million, $42.3 million and $74.7 million, respectively.  The effect of using the estimated customer relationship period rather than the contracted customer relationship for amortization of payments for installation services would be to reduce net income by $0.1 million, $1.8 million and $2.0 million, respectively, which represents approximately 0.8%, 4.3% and 2.6%, respectfully, of reported net income in the above referenced periods.  We do not believe, based on our qualitative or quantitative analysis, that these adjustments are material or would require restatement of previously reported financial statements.

U.S. Securities and Exchange Commission
November 23, 2009

Revenue Recognition, Page 44 (Continued)

Response: (Cont’d)

Our proposed disclosure for our Annual Report on Form 10-K for the fiscal year ending December 31, 2009 would be as follows:

The Company follows SEC Staff Accounting Bulletin ("SAB") No. 101, “Revenue Recognition in Financial Statements,” as amended by SEC SAB No. 104, “Revenue Recognition”.  Prior to October 1, 2009, the Company generally amortized revenue related to installation services on a straight-line basis over the contracted customer relationship (two to twenty years).  In the fourth quarter of 2009, the Company completed a study of its historic customer relationship period.  As a result, commencing October 1, 2009, the Company began amortizing revenue related to installation services on a straight-line basis generally over the estimated customer relationship period (generally from three to twenty years).

Note 9: Discontinued Operations and Dispositions, Page 53

2.
We note your response to comment five from our prior comment letter dated September 25, 2009.  Please tell us why you believe it was appropriate to recognize a gain on the reversal of your currency translation adjustment.  Include reference to authoritative literature used as guidance.

Response:

The Company built-up balances in the other comprehensive income (loss) component of the shareholders’ equity, recording the periodic adjustments required to convert the balance sheets of certain foreign subsidiaries whose functional currency was British pounds sterling or Euros, to U.S. dollars, the reporting currency of the Company.  In the fourth quarter of 2007, certain of the subsidiaries were liquidated and legally dissolved.  The assets and liabilities of these dissolved subsidiaries were de minimis at liquidation.   The Company followed the guidance of the literature described below and recorded the reversal of the related other comprehensive income into the statement of operations at the time of the liquidation and legal dissolution of the subsidiaries in the statement of operations for the year ended December 31, 2007.

Paragraph 14 of SFAS No. 52, “Foreign Currency Translation,” discusses the accounting for the accumulated translation adjustment in the event of a sale or liquidation of an investment in a foreign entity:  “Upon sale or upon complete or substantially complete liquidation of an investment in a foreign entity, the amount attributable to that entity and accumulated in the translation adjustment component of equity shall be removed from the separate component of equity and shall be reported as part of the gain or loss on sale or liquidation of the investment for the period during which the sale or liquidation occurs.”

U.S. Securities and Exchange Commission
November 23, 2009

Note 9: Discontinued Operations and Dispositions, Page 53

Response: (Cont’d)

Paragraph 119 of SFAS No. 52 discusses further: “Pending completion of its project on reporting comprehensive income, however, the Board decided to include the accumulated translation adjustments in net income as part of the net gain or loss from sale or complete or substantially complete liquidation of the related investment.  Sale and complete or substantially complete liquidation were selected because those events generally cause a related gain or loss on the net investment to be recognized in net income at that time.  That procedure recognizes the "unrealized" translation adjustment as a component of net income when it becomes "realized."  Although the information is probably marginal, the Board believes that this disposition is desirable until the concepts of reporting all components of comprehensive income are further developed.  This disposition also can be considered to be in line with the existing view that nonowner transactions or events that change equity should be recognized in net income at some point.”

Paragraph 19 of SFAS No. 130, “Reporting Comprehensive Income,” states: “An enterprise shall determine reclassification adjustments for each classification of other comprehensive income.  The requirement for a reclassification adjustment for SFAS No. 52 foreign currency translation adjustments is limited to translation gains and losses realized upon sale or substantially complete liquidation of an investment in a foreign entity.”

As originally requested in your letter dated September 25, 2009, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (914) 421-7656.

Sincerely,

Joseph P. Ciavarella
Senior Vice President and Chief Financial Officer

cc:	Kenya Wright Gumbs Carlos Pacho